Filed by Lincoln National Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Jefferson-Pilot Corporation
(Commission File No. 333-130226)
Jon A. Boscia, Chairman & CEO of Lincoln National Corporation, gave the following presentation at the 2006 Citigroup Financial Services Conference held on February 1, 2006.   The following are excerpts of the slides accompanying the presentation.  A live or on demand replay of the presentation is available at www.lfg.com/webcast along with the entire slide presentation.

Except for historical information contained in this document, statements made in this document are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (“PSLRA”). A forward-looking statement is a statement that is not a historical fact and, without limitation, includes any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like: “believe,”
“anticipate,” “expect,” “estimate,” “project,” “will,” “shall” and other words or phrases with similar meaning. We claim the protection afforded by the safe harbor for forward-looking statements provided by the PSLRA.
Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from the results contained in the forward-looking statements. Risks and uncertainties that may cause actual results to vary materially, some of which are described within the forward-looking statements include, among others: (1) the Lincoln shareholders may not approve the issuance of shares in connection with the merger and/or the Jefferson-Pilot shareholders may not approve and adopt the merger agreement and the transactions contemplated by the merger agreement at the special shareholder meetings; (2) we may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause us to abandon the merger; (3) we may be unable to complete the merger or completing the merger may be more costly than expected because, among other reasons, conditions to the closing of the merger may not be satisfied; (4) problems may arise with the ability to successfully integrate Lincoln’s and Jefferson-Pilot’s businesses, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may not be able to achieve the expected synergies from the merger or it may take longer than expected to achieve those synergies; (6) the merger may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from our expectations; (7) the credit and insurer financial strength ratings of the combined company and its subsidiaries may be different from what the companies expect; and (8) the combined company may be adversely affected by future legislative, regulatory, or tax changes as well as other economic, business and/or competitive factors.
The risks included here are not exhaustive.  The Registration Statement on Form S-4 (Registration No. 333-130226)
filed by Lincoln with the SEC on December 8, 2005, as well as annual reports on Form 10-K, current reports on Form
8-K and other documents filed by Lincoln and Jefferson-Pilot with the Securities and Exchange Commission include additional factors that could impact our businesses and financial performance.  Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results.  In addition, we disclaim any obligation to update any forward-looking statements to reflect events or circumstances that occur after the date of this document, except as may be required by law.
Forward Looking Statements
Disclaimer

In connection with the proposed transaction, Lincoln National Corporation has filed with the SEC a Registration
Statement on Form S-4 (Registration No. 333-130226), including a joint proxy statement/prospectus, and other materials.
WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY  STATEMENT/PROSPECTUS AND THESE OTHER
DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY VOTING OR INVESTMENT
DECISIONS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors
will be able to obtain free copies of these materials (when available), as well as other filings containing information about Lincoln and Jefferson-Pilot, without charge, at the Securities and Exchange Commission’s website
(www.sec.gov). In addition, free copies of the definitive joint proxy statement/prospectus will be (when available), and
Lincoln’s other SEC filings are, also available on Lincoln’s website (www.lfg.com). Free copies of the registration statement and joint proxy statement/prospectus will be (when available), and Jefferson-Pilot‘s other SEC filings are, also available on Jefferson-Pilot’s website (www.jpfinancial.com).
Lincoln, Jefferson-Pilot, their respective directors and officers and other persons may be deemed, under SEC rules, to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lincoln’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2004 and in its proxy statement filed with the SEC on April 8, 2005, and information regarding Jefferson-Pilot’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2004 and in its proxy statement filed with the SEC on March 24, 2005. More detailed information regarding the identity of potential participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is available in the preliminary joint proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4.
Other Information

Layered branding
Smart Security
i4LIFE
Employer Mkts.
MoneyGuard
Strategic Partners
Income Summits
Education
Straight-
through
processing
Turn-key service
Retention
initiatives
Brand
Product
Post Sale
Service
Point of
Sale
Service
The Lincoln Experience:
Enterprise Focus on Delivering Value

Age of Consumer
Life Insurance
Investments
Annuities
•
We will become the partner of choice for
creating, protecting and enjoying wealth
Create
Protect
Enjoy
Product Portfolio

+26%
+68%
+4%
+1%
+7%*
+1%**
Variable Annuities
Mutual Funds
Retail Life Insurance
LFD
Sales
Industry
Sales
Bank
IP
W/R
MGA
YTD Sept. ’05 vs. YTD Sept. ’04 Sales Growth
                                                                        3Q05 YTD VARDS Reports (Total Sales)
                        *                                                September 2005 ICI Reports (New Sales Into Long-Term Funds)
                        **                                                3Q05 YTD LFD First Year Premium excluding Term;  3Q05 YTD LIMRA Individual Life Insurance Sales Reports (Annualized Periodic Premiums + 10% Single)
excluding Term

Distribution Breadth and Depth
Increasing Market Share

1 Pensions and Investments, November 2005
Lincoln’s Employer Markets
Product breadth
401(k), 403(b), 457, COLI
Distribution capabilities
Ranked 16th among DC recordkeepers
by AUM1
$48.5 billion
Merger increases opportunity and scale

LFG/JP Merger
Driving Shareholder Value
Powerful
Distribution
Equity-based
Earnings
“Employer
Markets”
Powerful Brand/
Shared Values
Market Expansion:
Operational
Efficiency
AAA Ratings/
Core Principles
Benefit
Partners
Stable Fixed
Life & Annuities
Non-insurance
Cash Flow:
Retirement
Income
Mass Affluent
Delaware
Investments
TV/Radio
Maximize strengths and
strategies of both
companies
Enhance product scale
and expand distribution
Increase balance sheet
and capital flexibility
Maintain an attractive risk
profile and financial
ratings
Diversify earnings drivers

Investment
Management
4%
Lincoln UK – 6%
Retirement
55%
Life
35%
Lincoln UK – 4%
Investment
Management
2%
Retirement
38%
Life
45%
Benefit
Partners
7%
Communications
4%
Lincoln                                              New Lincoln
50%
31%
% Equity-Sensitive
Earnings2
$778mm
$1,315mm
1                        Income from operations calculated for the last 12 months ended 6/30/2005 for each segment excluding other operations, realized investment gains and restructuring charges.
2 Calculated based on 1H 2005 earnings.
Based on
Income from Operations1
LFG/JP Merger
Diversification of Earnings

$0
$5
$10
$15
$20
$25
$30
$35
$40
MetLife
Prudential
Hartford
Genworth
Principal
$8.8
Lincoln
Ameriprise
$6.8
JP
Nationwide
$15.6
Combined
($16.7)
Note: Market data as of 10/7/05 from Bloomberg Financial Markets.
(Market capitalization in parentheses as of 1/23/06)
LFG/JP Merger
Increased Scale
Market Cap

•
Ability to achieve cost
saves
•
Ability to achieve
better overall
performance
•
Ability to mitigate risks:
•
Interest-rate
exposure
•
Exposure to
guarantees
•
Integration risks
Concerns:
•
Comprehensive due
diligence
•
Experienced integrators
•
Complementary
organizations
•
Disciplined risk
management
•
General account scale
Responses:
LFG/JP Merger
Initial Investor Reactions

7.1%
6.8%
6.4%
Peers include: MET, PRU, HIG, GNW, PFG, NFS, TMK, PL, AMH.
LNC Stock Performance vs. Peers
October 2005 – January 2006

1/12/06
LNC Board of
Directors authorized
up to $1.6 B of LNC
security repurchases
11/4/05
Hart-Scott-
Rodino Filed
3/20/06
Special
Shareholder
Meeting - JP to
vote on proposed
merger; LNC to
vote on proposed
issuance of
shares
11/11/05
State Department
of Insurance
Form A’s Filed
12/8/05
Preliminary
S-4 Filed
LFG/JP Merger
Key Milestones

Strategic Intent
Financial & Risk Management
PRODUCT
“A” Player Workforce
DISTRIBUTION
BRAND
Lincoln Financial Group
We will become the partner of choice for
creating, protecting and enjoying wealth.
Operational Excellence

Appendix

Providing Downside Protection

Lincoln’s i4LIFE® Advantage
An improved form of annuitization
Death Benefit
Flexibility and longevity protection
Access to
account value
Guarantees
and downside
protection
Control, Growth Potential,
Tax Efficiency, Guarantees
i4LIFE® Advantage Elections
Providing Unique Income Solutions